UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

5E Advanced Materials, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

33830Q109

(CUSIP Number)

Mulyadi Tjandra

1 Kim Seng Promenade #10-01

East Tower, Great World City

Singapore 237994

+65 6737 3023

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33830Q109	13D	Page 1 of 11 pages

1	Names of Reporting Persons Meridian Investments Corporation
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 16,565,405.25
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,565,405.25

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,565,405.25
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.2%
14	Type of Reporting Person CO

CUSIP No. 33830Q109	13D	Page 2 of 11 pages

1	Names of Reporting Persons Ascend Global Investment Fund SPC for and on behalf of Strategic SP
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 38,496,664.5
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,496,664.5

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,496,664.5
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 43.7%
14	Type of Reporting Person PN

CUSIP No. 33830Q109	13D	Page 3 of 11 pages

1	Names of Reporting Persons Ascend Capital Advisors (S) Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 38,496,664.5
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,496,664.5

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,496,664.5
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 43.7%
14	Type of Reporting Person CO

CUSIP No. 33830Q109	13D	Page 4 of 11 pages

1	Names of Reporting Persons Ascend Financial Holdings Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 38,496,664.5
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,496,664.5

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,496,664.5
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 43.7%
14	Type of Reporting Person CO

CUSIP No. 33830Q109	13D	Page 5 of 11 pages

1	Names of Reporting Persons Halim Susanto
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 38,496,664.5
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,496,664.5

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,496,664.5
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 43.7%
14	Type of Reporting Person IN

CUSIP No. 33830Q109	13D	Page 6 of 11 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of 5E Advanced Materials, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 9329 Mariposa Road, Suite 210, Hesperia, CA 92344.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Meridian Investments Corporation (“Meridian”);
Ascend Global Investment Fund SPC for and on behalf of Strategic SP (“Ascend Global”);
Ascend Capital Advisors (S) Pte. Ltd. (“Ascend Capital”);
Ascend Financial Holdings Limited (“Ascend Financial”); and
Halim Susanto

Mr. Susanto is a citizen of Indonesia. Ascend Financial is a British Virgin Islands-organized holding company, and Ascend Capital is a Singapore fund manager. Each of the other Reporting Persons is organized under the laws of the Cayman Islands. The Reporting Persons are principally engaged in the business of investing in securities, including of the Issuer. The business address of each of the Reporting Persons is 1 Kim Seng Promenade, #10-01 East Tower, Great World City, Singapore 237994.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 18, 2024, Ascend Global purchased 4,878,049 shares of Common Stock (the “Subscription Shares”) from the Issuer for an aggregate purchase price of $5,000,000 (the “First Closing”). Such purchase was made pursuant to the subscription agreement, dated as of December 5, 2023, by and among Ascend Global, BEP Special Situations IV LLC, a Delaware limited liability company (“BEP”) and the Issuer (the “Subscription Agreement”). In consideration for Ascend Global’s purchase of the Subscription Shares, on January 18, 2024, the Issuer also issued an additional 487,805 shares of Common Stock to Ascend Global for no additional cash consideration.

In addition, on January 18, 2024, Ascend Global and Meridian each purchased $15,890,325 aggregate principal amount of the Issuer’s 4.50% senior secured convertible notes (the “Convertible Notes”) from BEP pursuant to the Amended and Restated Note Purchase Agreement (the “Amended and Restated Note Purchase Agreement”), dated of January 18, 2024, by and among the Issuer, BEP, Ascend Global and Meridian. The aggregate purchase price of the Convertible Notes was $32,591,056.58.

CUSIP No. 33830Q109	13D	Page 7 of 11 pages

Ascend Global and Meridian obtained the funds to purchase the Common Stock and Convertible Notes through capital contributions from their partners and shareholders, respectively, including the other Reporting Persons.

Item 4.	Purpose of Transaction.

Amended and Restated Note Purchase Agreement

As described in Item 3, above, on January 18, 2024, Ascend Global and Meridian entered into the Amended and Restated Note Purchase Agreement. The Convertible Notes, as amended and restated, bear interest at a rate of 4.50% per annum, payable semi-annually, or 10.00% per annum if the Issuer elects to pay such interest through the delivery of additional Convertible Notes, and mature on August 15, 2028. The Convertible Notes held by Ascend Global and Meridian are convertible into 33,130,810.5 shares of Common Stock at a conversion price of $1.5375 per share of Common Stock (including accrued interest paid-in-kind) in accordance with the terms of the Amended and Restated Note Purchase Agreement.

Following certain corporate events that may occur prior to the maturity date, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Convertible Notes in connection with such a corporate event. In addition, the minimum cash covenant has been waived through June 28, 2024, with a reduction in such covenant thereafter from $10 million to $7.5 million.

Amended and Restated Investor Rights Agreement

On January 18, 2024, in connection with the Amended and Restated Note Purchase Agreement, the Issuer entered into an Amended and Restated Investor and Registration Rights Agreement (the “Amended and Restated IRRA”) by and among the Issuer, BEP, Ascend Global, Meridian, 5ECAP, LLC (“5ECAP,” and together with BEP, Ascend Global and Meridian, collectively, the “Amended and Restated IRRA Counterparties”). Pursuant to the Amended and Restated IRRA, the Issuer granted the Amended and Restated IRRA Counterparties registration rights for the shares of Common Stock underlying the Convertible Notes as well as the shares of Common Stock issued in the First Closing and the shares of Common Stock to be issued in the Second Closing on or around January 29, 2024. Additionally, the Issuer granted each of BEP and Ascend Global (or such person as may be nominated by Ascend Global) a right, when BEP or Ascend Global, respectively, beneficially owns (i) at least twenty-five percent (25%) of the outstanding principal amount of the Convertible Notes or (ii) at least ten percent (10%) of the outstanding shares of Common Stock, to designate one (1) individual to the Issuer’s Board of Directors (the “Board”). The Issuer also agreed to appoint a Chief Transformation Officer reasonably acceptable to each of BEP and Ascend Global who shall, among other things, monitor operations and assist in project delivery for the Issuer.

CUSIP No. 33830Q109	13D	Page 8 of 11 pages

The foregoing descriptions of the Amended and Restated Note Purchase Agreement and the Amended and Restated IRRA do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is included as an exhibit to this Schedule 13D.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and it intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon their review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the agreements described above, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, other securityholders of the Issuer, and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; licenses, collaborations or other transfers of intellectual property; a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

To facilitate consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 33830Q109	13D	Page 9 of 11 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of the date hereof, based upon 54,968,762 shares of Common Stock outstanding immediately following the First Closing.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Meridian Investments Corporation	16,565,405.25	23.2%	0	16,565,405.25	0	16,565,405.25
Ascend Global Investment Fund SPC for and on behalf of Strategic SP	38,496,664.5	43.7%	0	38,496,664.5	0	38,496,664.5
Ascend Capital Advisors (S) Pte. Ltd.	38,496,664.5	43.7%	0	38,496,664.5	0	38,496,664.5
Ascend Financial Holdings Limited	38,496,664.5	43.7%	0	38,496,664.5	0	38,496,664.5
Halim Susanto	38,496,664.5	43.7%	0	38,496,664.5	0	38,496,664.5

Meridian is the record holder of Convertible Notes that are currently convertible into 16,565,405.25 shares of Common Stock, issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Convertible Notes, and assuming all interest is paid-in-kind until the maturity date. In addition, Ascend Global is the record holder of 5,365,854 shares of Common Stock and Convertible Notes that are currently convertible into 16,565,405.25 shares of Common Stock, issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Convertible Notes, and assuming all interest is paid-in-kind until the maturity date. Ascend Global is the sole shareholder of Meridian, and as a result may be deemed to share beneficial ownership of the securities held of record by Meridian.

Ascend Financial is the sole shareholder of Ascend Capital, which is the sole partner of Ascend Global. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities beneficially owned by Ascend Global. By virtue of his control of Ascend Financial, Mr. Susanto may also be deemed to share beneficial ownership of the securities beneficially owned by Ascend Global under Section 13(d) of the Securities Exchange Act of 1934 (as amended) and the rules promulgated by the U.S. Securities and Exchange Commission thereunder. Mr. Susanto disclaims beneficial ownership of the securities beneficially owned by Ascend Global.

(c)	Except as described in Items 3 and 4, during the past 60 days, the Reporting Persons have not effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 33830Q109	13D	Page 10 of 11 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Amended and Restated Note Purchase Agreement and the Amended and Restated IRRA and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement
2	Amended and Restated Note Purchase Agreement, dated January 18, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 18, 2024).
3	Amended and Restated Investor and Registration Rights Agreement, dated January 18, 2024 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 18, 2024).

CUSIP No. 33830Q109	13D	Page 11 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2024

Meridian Investments Corporation

By:	/s/ Mulyadi Tjandra
Name:	Mulyadi Tjandra
Title:	Director

Ascend Global Investment Fund SPC for and on behalf of Strategic SP

By:	/s/ Mulyadi Tjandra
Name:	Mulyadi Tjandra
Title:	Director

Ascend Capital Advisors (S) Pte. Ltd.

By:	/s/ Mulyadi Tjandra
Name:	Mulyadi Tjandra
Title:	Director

Ascend Financial Holdings Limited

By: EFS ASIA V LTD, Director

By:	/s/ Reeja Prathiban
Name:	Reeja Prathiban
Title:	Authorized Signatory

/s/ Halim Susanto
Halim Susanto